FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF THE COMPANY AND A DIRECTOR
OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mrs GM Wilson and Mr DN
Murray, directors of Gold Fields Limited, have bought and/or sold their shares (Performance Vesting Restricted Shares (“PVRS”)
which were awarded to them and have now settled in terms of The
Gold Fields Limited 2005 Share Plan, as amended. Mr NJ Holland, the chief executive officer of the company, and Mr C Keyter, a director of a major subsidiary of the company, have bought and/or sold Bonus Shares (“BS”) which were awarded to them in terms of
The Gold Fields Limited 2012 Share Plan.

Details of the transaction are set out below:

GM Wilson
Nature of transaction
Off market purchase of shares in
terms of the PVRS
Transaction Date
06 December 2012
Number of Shares 2378
Class of Security Ordinary shares
Market Price per Share R100.0509
Total Value R237 921.04
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
GM Wilson
Nature of transaction
On market sale of shares in terms of
the PVRS
Transaction Date 06 December 2012
Number of Shares 1722
Class of Security
Ordinary shares
Market Price per Share R101.0018
Total Value
R173 925.10
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
DN Murray
Nature of transaction
On market sale of shares in terms of
the PVRS
Transaction Date 06 December 2012

Number of Shares
4100
Class of Security Ordinary shares
Market Price per share R100.3500
Total Value R411 435.00
Vesting Period
The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
NJ Holland
Nature of transaction
On market sale of shares in terms of
the BS.
Transaction Date
06 December 2012
Number of Shares 11027
Class of Security Ordinary shares
Market Price per share R99.7243
Total Value
R1 099 659.86
Vesting Period
50% of the award vests 9 months
following the grant date and the
remaining 50% vests 18 months
following the grant date.
Nature of interest Direct and Beneficial
C KEYTER
Nature of transaction
Off market purchase of shares in
terms of the BS.
Transaction Date 06 December 2012
Number of Shares
1458
Class of Security
Ordinary shares
Market Price per share R100.0509
Total Value
R145 874.21
Vesting Period
50% of the award vests 9 months
following the grant date and the
remaining 50% vests 18 months
following the grant date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

07 December 2012
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 14 December 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs